(As filed April 15, 2002)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ON FORM U-1
APPLICATION/DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                     Eastern Enterprises
Brooklyn Union Gas Company              EE Acquisition Company, Inc.
  and its subsidiary companies          EEG Acquisition Company, Inc.
KeySpan Energy Corporation              Eastern Associated Securities Corp.
  and its subsidiary companies          Eastern Energy Systems Corp.
KeySpan Electric Services LLC           Eastern Rivermoor Company, Inc.
KeySpan Exploration & Production LLC    Eastern Urban Services, Inc.
KeySpan Technologies Inc.               Mystic Steamship Corporation
KeySpan MHK, Inc. and its subsidiary    PCC Land Company, Inc.
   companies                            Philadelphia Coke Co., Inc.
One MetroTech Center                    Water Products Group Incorporated
Brooklyn, New York  11201               Western Associated Energy Corp.
KeySpan Gas East Corporation            9 Riverside Road
KeySpan Generation LLC                  Weston, Massachusetts  02493
KeySpan Corporate Services LLC          Boston Gas Company and its
KeySpan Utility Services LLC              subsidiary companies
Marquez Development Corp.               Essex Gas Company and its subsidiary companies
Island Energy Services Company, Inc.    Colonial Gas Company and its
LILCO Energy Systems, Inc.                subsidiary companies
175 East Old Country Road               One Beacon Street
Hicksville, New York  11801             Boston, Massachusetts  02108
KeySpan-Ravenswood Inc.                 Midland Enterprises Inc., and its
KeySpan-Ravenswood Services Corp.        subsidiary companies
38-54 Vernon Boulevard                  300 Pike Street
Long Island City, New York  11101       Cincinnati, Ohio  45202
KeySpan Services, Inc., and its         ServicEdge Partners, Inc.
  subsidiary companies                  AMR Data Corporation
Octagon 10 Office Building              62 Second Avenue
1719 Route 10, Suite 108                Burlington, Massachusetts  01803
Parsippany, New Jersey 07054            EnergyNorth Natural Gas, Inc.
KeySpan Energy Trading Services LLC     Broken Bridge Corporation
100 East Old Country Road               EnergyNorth Realty, Inc
Hicksville, New York 11801              1260 Elm Street
KeySpan Energy Supply LLC               P.O. Box 329
14-04 111th Street                      Manchester, New Hampshire  03105
College Point, New York  11356
 ______________________________________________________________________________
             Name of companies filing this statement and addresses
                        of principal executive offices)

                 _____________KeySpan Corporation______________
       (Name of top registered holding company parent of each applicant)

                              Steven L. Zelkowitz
                            Executive Vice President
                              and General Counsel
                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201

               __________________________________________________
                    (Name and address of agent for service)

                    The Commission is also requested to send
                copies of any communications in connection with
                                this matter to:

                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                               2101 L Street, NW
                             Washington, D.C. 20037

APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.   Description of Proposed Transaction

    A.  Background

         By order dated November 8, 2000 in File No. 70-9699 as corrected by an order dated December 1, 2000 (collectively, the "Financing Order"), the Commission, based on the Application-Declaration on Form U-1/A filed in this proceeding on November 8, 2000 (as amended, the "Financing Application") authorized KeySpan Corporation ("KeySpan"), a registered holding company, and its Subsidiaries1 to engage in a program of external and intrasystem financings (including credit support arrangements), to organize and acquire the securities of specified types of entities (including exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs")), to pay dividends out of capital or unearned surplus, and to engage in other financial and structural transactions from time to time through December 31, 2003 (the "Authorization Period").2

         Among other specific approvals granted in the Financing Order, the Commission authorized:

        1.   KeySpan, directly or indirectly through its affiliates or Subsidiaries, to invest up to 250% of KeySpan's consolidated retained earnings in EWGs and FUCOs ("EWG/FUCO Investment Approval");

        2.   KeySpan, subject to an aggregate amount of $5.1 billion (“Aggregate Financing Amount”) and other financing parameters set forth in the Financing Application and Financing Order, to (i) maintain existing financings, and (ii) issue and sell through the Authorization Period up to $1.5 billion of additional securities at any time outstanding (“Additional Financing Approval”);

1 As defined in the Financing Application, “Subsidiaries” means KeySpan’s direct and indirect existing and future subsidiaries and includes the Utility Subsidiaries (see footnote 3, infra), the Intermediate Holding Companies (i.e., KeySpan Energy Corporation and Eastern Enterprises) and KeySpan’s nonutility subsidiaries (“Nonutility Subsidiaries”).

2 All capitalized terms used herein that are not otherwise defined have the meaning set forth in the Financing Application.

        3.   the Utility Subsidiaries,3 to the extent not exempt under Rule 52, to issue, sell and have outstanding at any one time during the Authorization Period new debt securities with maturities of one year or less up to the amounts specified below (“Utility Short-Term Debt Amounts”)

                  Utility Subsidiaries            Aggregate Principal Amount
                                                      ($ millions)

                  KED NY                                 $250
                  KED LI                                  185
                  KeySpan Generation                       50
                  Boston Gas                              150
                  Colonial Gas                             75
                  Essex Gas                                20
                  ENGI                                     35
                                                         ------
                                                         $765
        4.   KeySpan and the Subsidiaries to acquire the equity securities of one or more special-purpose subsidiaries organized solely to facilitate a financing and to guaranty the securities issued by such Financing Subsidiaries (as defined in Item 1.E below), to the extent not exempt pursuant to Rule 45(b) and Rule 52 (“Financing Subsidiary Approval”).

         As further described below, KeySpan and the Subsidiaries now request the following modifications to the Financing Order with respect to the above-described approvals:

        1.   Modification of the EWG/FUCO Investment Approval to permit KeySpan, either directly or through its affiliates or Subsidiaries, to make aggregate

3 As defined in the Financing Application, the “Utility Subsidiaries” are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York (“KED NY”), KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island (“KED LI”), KeySpan Generation LLC (“KeySpan Generation”), Boston Gas Company (“Boston Gas”), Essex Gas Company (“Essex Gas”), Colonial Gas Company (“Colonial Gas”), and EnergyNorth Natural Gas, Inc. (“ENGI”).

investments (as defined in Rule 53) up to $2.2 billion dollars in EWGs and FUCOs during the Authorization Period;         2.   An increase of the Additional Financing Amount from $1.5 billion to $2.2 billion, and an increase in the Aggregate Financing Amount from $5.1 billion to $5.8 billion, during the Authorization Period;

        3.   An increase in the Utility Short-Term Debt Amounts during the Authorization Period from those identified above to the amounts set forth in Section 1.D below.

        4.   Modification of the Financing Subsidiary Approval to clarify that KeySpan, in addition to the Subsidiaries, can issue long term debt to such Financing Subsidiaries that may be subordinated to other long term debt issued by KeySpan from time to time.

         Except as stated in this application, KeySpan and the Subsidiaries are not seeking any other changes or modifications to the terms, conditions or limitations otherwise applicable under the Financing Order.

    B.  EWG and FUCO Investments

         In the Financing Order, the Commission authorized KeySpan, directly or indirectly through its affiliates and Subsidiaries, to have "aggregate investments" (as defined in Rule 53) in EWGs and FUCOs up to 250% of KeySpan's "consolidated retained earnings" (as defined in Rule 53). KeySpan requests that the Commission modify the EWG/FUCO Investment Approval by eliminating the requirement that such investments be capped at 250% of KeySpan's consolidated retained earnings and instead permit KeySpan, directly or indirectly through its affiliates or Subsidiaries, to make "aggregate investments" in existing and future EWGs and FUCOs through the Authorization Period of up to $2.2 billion. At December 31, 2001, the consolidated amount of KeySpan's anticipated or current aggregate investment in existing EWGs and FUCOs was as follows and which represents approximately 175% of KeySpan's consolidated retained earnings of $452,206,000 at December 31, 2001:

                  Entity                             Investment ($ millions)
                  ------                             -----------------------

       KeySpan-Ravenswood, Inc. (EWG)                         $548(4)

4 Represents existing investment in KeySpan Ravenswood, Inc. (“Ravenswood”). KeySpan notes that Ravenswood, currently organized as a New York corporation, will be converted into a New York limited (footnote continued on next page)

       Phoenix Natural Gas Limited and Finsa
       Energeticos (FUCOs)                                    43(5)

       KeySpan-Glenwood Energy Center LLC
       (EWG)                                                 100(6)

       KeySpan-Port Jefferson Energy Center LLC
       (EWG)                                                 100(7)
                                                             ----

                 Total                                       $791
         Limiting KeySpan's direct and indirect investments in EWGs and FUCOs to 250% of consolidated retained earnings is insufficient to meet KeySpan's business plans with respect to planned investments in existing and future EWGs. (Planned investments are described below.) Accordingly, KeySpan requests that it directly, or through its affiliates and Subsidiaries, be permitted to make an aggregate investment up to $2.2 billion in EWGs and FUCOs during the Authorization Period. Tying the aggregate investment to a specified dollar amount rather than a percentage of consolidated retained earnings is consistent with EWG and FUCO investment authorizations that the Commission has granted to other registered holding companies.8 KeySpan asserts that the financial measures and indicators as well as the stringent project review procedures discussed below liability company. The conversion will be accomplished by KeySpan creating KeySpan-Ravenswood LLC (“New Ravenswood”) as newly formed, wholly-owned limited liability company and Ravenswood merging into New Ravenswood with New Ravenswood being the survivor. Like Ravenwsood, New Ravenswood will be an EWG and will succeed as the owner of Ravenswood’s assets. Commission approval is not required for the transaction because KeySpan is authorized to acquire EWGs. Ravenswood’s conversion will occur once the necessary Federal Energy Regulatory Commission and New York Public Service

5 Id.

6 See footnote 7 infra.

7 Both KeySpan Glenwood and KeySpan Port Jefferson are newly formed EWGs which are indirect, wholly-owned subsidiaries of KeySpan. Each of these EWGs began construction of their respective 79.9 MW generating plants located on Long Island, New York in January 2002 and the plants are expected to begin commercial operation in the summer of 2002. The existing investments in each of KeySpan Glenwood and KeySpan Port Jefferson are currently less than the $100 million set forth above, however, the $100 million investment for each is an estimate based on current funding and projections of future investments in the projects.

8 See, e.g., Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31, 2001) (Permitted aggregate investment up to $2 billion); Dominion Resources, Inc., Holding Co. Act Rel No. 27485 (Dec. 28, 2001) (Permitted investments up to 100% of consolidated retained earnings plus $4.5 billion); FirstEnergy Corp., Holding Co. Act Rel. No. 27459 (Oct. 29, 2001) (Permitted investment up to $5 billion); Exelon Corporation, Holding Co. Act Rel. No. 27296 (Dec. 8, 2000) (Permitted aggregate investment up to $4 billion).

demonstrate that the financial integrity of the KeySpan system is superior to or substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53. The following is provided in support of KeySpan's request to modify the limitation on its EWG and FUCO investments.

Planned Investments
         The principal reason for the requested increase in the amount of aggregate investments KeySpan can directly, or indirectly through its affiliates and Subsidiaries, make in EWGs and FUCOs is based on announced and unannounced intentions to either build new electric generation facilities through existing or newly formed EWG subsidiaries or to purchase existing EWGs or generating facilities from third parties through either auctions or direct negotiations. To date, KeySpan has announced plans to

        1.   Develop an additional 250 MW of generation at the site of KeySpan- Ravenswood, Inc.

        2.   Develop an approximately 250 MW generation project on Long Island, New York.

        3.   Develop, investing in or acquiring other generation facilities or EWGs or FUCOs as opportunities become available.

         KeySpan’s current or anticipated investments in existing EWGs and FUCOs equals approximately $790 million while planned investments in the Ravenswood expansion and the other 250 MW project on Long Island will be approximately $650 million; together the amounts of these existing or planned investments equal approximately $1.4 billion. The remaining balance of the approximately $800 million of the $2.2 billion requested herein is necessary to provide KeySpan with the flexibility to respond quickly in making future investments in appropriate EWG or FUCO opportunities.

         Opportunities to acquire or invest in EWG projects have been spurred by both federal and state regulatory bodies deregulation initiatives in the energy industry which, among other things, encourages or mandates utility divestiture and/or separation of distribution and transmission from generation. In addition, energy demand or competition in various markets provide attractive opportunities to build or acquire generation assets in these areas. As a result, KeySpan believes that the current cap on its EWG and FUCO investments in light of planned activities and future activities is insufficient to enable the Applicants to take advantage of industry-wide opportunities to construct or acquire generation assets. Removing a cap that is tied to retained earnings and instead authorizing KeySpan's aggregate investment authorization to a fixed dollar amount of $2.2 billion will provide KeySpan and its affiliates or Subsidiaries with the flexibility to compete more effectively in the EWG/FUCO generation business.

         Capitalization and Other Financial Measures          Increasing the aggregate investment amount in EWGs and FUCOs to up to $2.2 billion will not adversely affect the financial soundness of KeySpan's holding company system nor will it be a risk to utility consumers. As required by the Financing Order, during the Authorization Period, KeySpan has committed to maintain common equity that will be at least 30% of its consolidated capitalization. Likewise, each of the Utility Subsidiary's common equity will be at least 30% of its respective capitalization. KeySpan and the Utility Subsidiaries will nevertheless continue to adhere to these debt/equity ratio requirements if the EWG/FUCO investment limit is modified as requested herein. Also, KeySpan and each of its Utility Subsidiaries that are rated have investment grade long-term debt and/or corporate credit ratings from Moody's and Standard and Poor's. The ratings are as follows:

                                      Moody's           Standard and Poor's
                                      -------           -------------------

         KeySpan                        A3                     A
         KED LI                         A2                     A+
         KED NY                         A2                     A+
         KeySpan Generation             A3                     A
         Boston Gas                     A2                     A
         Colonial                       A2                     A
         Moreover, KeySpan's current investments in its operating EWGs and FUCOs have contributed positively to earnings.

         Also, the requested $2.2 billion aggregate investment in EWG and FUCOs would represent an acceptable commitment of KeySpan's consolidated capitalization for a company of its size based on various financial ratios. As of December 31, 2001, the proposed aggregate investment of up to $2.2 billion would equal approximately 28.6% of KeySpan's total capitalization, 48.5% of consolidated net utility plant, 18.7% of total consolidated assets, and 45.5% of the market value of KeySpan's outstanding common stock. The following chart illustrates how KeySpan's percentages compare to the percentages of the following companies using the same measurements when they recently received Commission orders relieving them from the Rule 53(a)(1) safe harbor requirements with respect to investments in EWGs and FUCOs:

   Company/EWG-
   FUCO Investment
   Authorization            Consolidated                 Consolidated            Consolidated          Market Value of
   -------------            Capitalization            Net Utility Plant          Total Assets           Outstanding
                            --------------            -----------------          ------------          Common Stock
                                                                                                       ---------------
Dominion Resources
(100% of Retained Earnings
plus $4.5 billion)(9)            25.0%                   36.0%                    18.0%                  39.0%

Exelon ($4 billion)(10)          18.9%                   23.3%                    11.1%                  28.2%

FirstEnergy ($5 billion)(11)     25.0%                   35.7%                    12.8%                  58.8%

National Grid (250% of           46.6%                    N/A                     33.0%                   7.8%
Consolidated Retained
Earnings)(12)
                                 24.9%                   34.2%                    19.4%                  49.8%
GPU (100% of Retained
Earnings)(13)
                                 21.0%                   19.0%                    14.0%                  30.0%
Allegheny Energy ($2
billion)(14)

Average                          26.9%                   29.6%                    18.1%                  35.6%
         This comparison demonstrates that KeySpan's request for aggregate investment authority of up to $2.2 billion in EWGs and FUCOs in each of the above categories falls within the previously approved range for consolidated capitalization,15 total assets16 and

9See Dominion Resources, Inc., supra, Holding Co. Act Rel. No. 27485.

10See Exelon Corporation, supra, Holding Co. Act Release No. 27296.

11See FirstEnergy Corp., et al., supra, Holding Co. Act Release No. 27459.

12See National Grid, Holding Co. Act Release No. 27154 (March 15, 2000).

13See GPU, Inc., supra, Holding Co. Act Release No. 26779.

14Allegheny Energy, Inc., supra, Holding Co. Act Release No. 27486.

15KeySpan is well below National Grid and within approximately 2% of the average.

16KeySpan is below National Grid and GPU and within less than 1% of the average.

market values of stock17 and approximately 12.8% above the net utility plant accepted for First Energy and only approximately 18.8% above the average for net utility plant. The fact that proposed investments up to $2.2 billion exceeds the range previously accepted by the Commission with respect to the percentage of net utility plant should not, in and of itself, cause concern because the other considerations and protections as described above and below will be in place that demonstrate that EWG and FUCO investments should not have a substantial adverse affect on the financial integrity of KeySpan's holding company system.

         Investment Review Procedures

         KeySpan has in place a number of project review procedures in order to evaluate various EWG or FUCO investments. Investments are evaluated against a number of investment criteria including (i) economic viability of the project, (ii) political and regulatory risk, and (iii) strategic fit within the KeySpan system.

Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties. The economic viability analysis also examines construction risk, commercial risk and financial risk and appropriate methods by which to mitigate these risks such as through offtake contracts, construction contracts with appropriate levels of milestone dates and liquidated damages provisions applicable to the contract, and non-recourse financing.

Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the region. This analysis is a critical component of KeySpan’s investment review as each of the 50 states and the U.S. Congress consider utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing. With respect to foreign investments, KeySpan’s review also includes analysis of the economic stability of the country, the government’s commitment to private energy business, the extent to which there is a free market economy and the development of a local banking system, the legal and regulatory framework for private investment in electric or gas facilities, the local business support for long-term investment of private capital, currency conversion and repatriation, and mitigating risk in appropriate cases by partnering with other entities.
Strategic Fit. Finally, KeySpan is particularly sensitive to ensuring that its independent energy investments contribute to KeySpan’s overall strategic growth

17 KeySpan is below National Grid and GPU and within less than approximately 10% of the average.

plan building upon KeySpan’s strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Moreover, KeySpan focuses its development efforts to technologies/industries with which it has existing competencies such as electric generation and the transmission and distribution of electricity and gas. Thus, each potential investment must be reviewed and approved by a number of managers, senior officers and the Board of Directors within the KeySpan System who focus their review not only on the questions of whether a particular project satisfies KeySpan’s investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving KeySpan’s long-term overall strategic objectives.

        Rule 53 Compliance          KeySpan will continue to satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, which requires that the aggregate at risk investment of registered holding companies in EWGs and FUCOs not exceed 50% of the holding company system's consolidated retained earnings.

         Moreover, under Rule 53(c)(2), KeySpan must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an "adverse impact" on any of the Utility Subsidiaries, their respective customers, or on the ability of the State commissions having jurisdiction over one or more such Utility Subsidiaries to protect such public utility companies or such customers.

         The conclusion that the customers of the Utility Subsidiaries will not be adversely impacted by increased levels of investment is well-supported by the following:

         (a) All of KeySpan's direct or indirect investments in EWGs and FUCOs will be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan further commits not to seek recovery in the retail rates of any Utility Subsidiary for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

         (b) Investments in EWGs and FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

         (c) KeySpan and its Subsidiaries will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the Utility Subsidiaries' employees in connection with providing services to EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by KeySpan through its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by KeySpan. KeySpan also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the Utility Subsidiaries.

         (d) KeySpan believes that the state utility commission that regulate the Utility Subsidiaries are able to protect utility customers within their respective states.18

         (e) In addition, KeySpan will provide the information required by Form U5S to permit the Commission to monitor the effect of KeySpan's EWG and FUCO investments on KeySpan's financial condition.

         (f) Moreover, the NYPSC permits KeySpan to invest up to 50% of its capital in non-utility investments.19

         Finally, none of the three conditions described in Rule 53 (b) exist. Specifically, (1) there has been no bankruptcy of any KeySpan Subsidiaries; (2) KeySpan's average consolidated retained earnings for the previous four quarters20 has not decreased by 10% from the average for the four quarters preceding that period; and (3) in the past fiscal year, KeySpan has not reported operating losses attributable to its direct or indirect investments in EWGs or FUCOs which exceeded 5% of its consolidated retained earnings.

         For the foregoing reasons and to enable KeySpan to compete effectively in the independent generation market, KeySpan hereby requests authorization, directly or indirectly through the Subsidiaries, partnerships or other corporate entities, to make aggregate investments of up to $2.2 billion in EWGs and FUCOs through the Authorization Period.

         C. Additional Financing Approval

         KeySpan requests that the Commission increase the Additional Financing Amount of $1.5 billion approved in the Financing Order to $2.2 billion in the aggregate

18 The New York Public Service Commission (“NYPSC”) regulates the New York Utility Subsidiaries, the Massachusetts Department of Telecommunications and Energy (“MDTE”) regulates the Massachusetts Utility Subsidiaries and the New Hampshire Public Utility Commission (“NHPUC”) regulates ENGI. Before approving the Financing Order, the Commission obtained letters from the NYPSC, MDTE and NHPUC assuring the Commission that they could adequately protect the customers of the respective Utility Subsidiaries operating in their jurisdictions with respect to the KeySpan systems proposed EWG and FUCO investments.

19 Case 97-M-0567, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes, Opinion No. 98-9 (April 14, 1998) at p. 28 of Appendix A.

20 The previous four quarters referenced above are the four quarters ended December 31, 2001.

during the Authorization Period. Although the proceeds of the entire Additional Financing Amount will be used as generally described in Item I.B.8 of the Financing Application, the increase of $700 million is a necessary corollary to ensure that KeySpan has flexibility with regard to its financing authority to obtain additional capital through debt or security issuances, as may be needed, to accommodate the EWG and FUCO investments up to the proposed $2.2 billion requested in Item 1.B above. KeySpan further requests that the Commission increase the Aggregate Financing Amount on existing and Additional Financing Amounts from $5.1 billion to $5.8 billion, to reflect the increase of $700 million in the Additional Financing Amount requested herein.21 KeySpan also requests authorization to issue long term debt securities that may be convertible into or exchanged for KeySpan common stock. KeySpan's issuance and sale of additional securities up to the $2.2 billion for the Additional Financing Amount, and $5.8 billion for the increase in the Aggregate Financing Amount, will be subject to the financing parameters set forth in Item 1.B of the Financing Application and any other applicable conditions, commitments or restrictions contained in the Financing Application or Financing Order that are applicable to such security issuances including but not limited to maintenance of KeySpan's common equity of at least 30% of its consolidated capitalization and each Utility Subsidiary's common equity of at least 30% of its capitalization.

         D. Utility Subsidiary Financings

         In the Financing Application, the following was described with respect to KeySpan's Utility Subsidiaries' financing of a portion of their operations on a stand-alone basis and independent of any credit support from KeySpan and the entry into Interest Rate Hedges subject to the same terms and conditions as those described in the Financing Application relating to KeySpan:

        º Most financings undertaken by the Utility Subsidiaries are subject to the jurisdiction of the NYPSC, the MDTE or the NHPUC, as the case may be, each of which has regulatory jurisdiction over certain of the Utility Subsidiaries; therefore, the issue and sale of most securities by the Utility Subsidiaries will be exempt from the pre-approval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most securities offerings by a Utility Subsidiary must be approved by the state utility commission with jurisdiction over such utility.         º However, certain financings by the Utility Subsidiaries for which authorization is requested may be outside the scope of the Rule 52 exemption because they will

21 The $5.1 billion aggregate amount authorized in the Financing Order was comprised of (i) authority to maintain and refinance $3.6 billion of existing financings entered into before KeySpan registered as a holding company on November 8, 2000 as described the Financing Application (“Existing/Refinancing Amount”) and (ii) the $1.5 billion of the Additional Financing Amount. KeySpan is not seeking any change herein with respect to the Existing/Refinancing Amount.

not be subject to state commission approval. Specifically, (1) NYPSC approval is not required for the issuance by KED NY, KED LI and KeySpan Generation of indebtedness with maturities of one year or less, (2) the approval of the MDTE is not required for the issuance by Boston Gas, Colonial Gas, and Essex Gas of indebtedness with maturities of one year or less and (3) the approval of the NHPUC is not required for the issuance by ENGI of indebtedness with maturities of one year or less which in the aggregate do not exceed 10% of the net utility plant.

         Based on the foregoing in the Financing Application, through the Financing Order, the Commission authorized the Utility Subsidiaries to issue and sell from time to time during the Authorization Period, to the extent no exemption therefor is provided under Rule 52, additional debt securities with maturities of one year or less, up to the following Utility Short-Term Debt Amounts set forth in Item 1.A above. The Utility Subsidiaries hereby request that the Commission amend the Utility Short-Term Debt Amount during the Authorization Period to permit the Utility Subsidiaries to issue such short-term debt up to the aggregate principal amounts and in accordance with the applicable financing parameters set forth in Item 1.B of the Financing Application:22

Utility Subsidiaries                    Aggregate Principal Amount ($ millions)
--------------------                    ---------------------------------------
KED NY                                            $300
KED LI                                             300
KeySpan Generation                                  75
Boston Gas                                         500
Colonial Gas                                       125
Essex Gas                                           25
ENGI                                               125
                                                   ---
  Total                                         $1,450
         In the Financing Order, the Commission also approved the Utility Money Pool but limited the amount each Utility Subsidiary could borrow at any one time during the authorization period to its applicable Utility Short-Term Debt Amount. The Utility Subsidiaries hereby request that the aggregate amounts that each Utility Subsidiary may borrow at any one time from the Utility Money Pool be increased to correspond to the aggregate amounts for each Utility Subsidiary set forth above. Except for the modification in borrowing amounts, no other change is requested for the Utility Money Pool as approved in the Financing Order.

22 In the Financing Order, the Commission also permitted the Utility Subsidiaries to engage in the following to the extent no exemption therefor is provided under Rule 52: (1) continue in effect the credit facilities set forth in Exhibit D of the Financing Application (a summary of which is in Exhibit A of the Financing Order) and to amend, renew, extend and/or replace such credit facilities; and (2) enter into Interest Rate Hedges subject to the same terms and conditions as those described in the Financing Application relating to KeySpan. The Utility Subsidiaries are not seeking any changes to this existing authority.

         Any other future financings undertaken by the Utility Subsidiaries will be undertaken in compliance with applicable laws, rules and regulations including the Act and Rule 52.

        E. Financing Subsidiaries          In the Financing Order, the Commission authorized KeySpan and the Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption (“Financing Subsidiaries”). The Financing Order approved the following requests contained in the Financing Application:

         1. Authorization of these Financing Subsidiaries to issue such securities to third parties in the event such issuances are not exempt under Rule 52;

         2. Authorization (a) to issue debentures or other evidences of indebtedness by any of the Subsidiaries to a Financing Subsidiary in return for the proceeds of the financing, (b) of the acquisition by any of the Subsidiaries of voting interests or equity securities issued by a Financing Subsidiary to establish any such Subsidiary’s ownership of a Financing Subsidiary (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (c) of the guarantee (both payment and performance) by KeySpan of such Financing Subsidiaries’ obligations in connection therewith;

         3. Authorization of each of the Subsidiaries to enter into an expense agreement with its respective Financing Subsidiary, pursuant to which it would agree to pay all expenses of such entity; and

         4. Any amounts issued by such Financing Subsidiaries to third parties pursuant to this authorization will be included in the overall external financing limitation authorized in the Financing Application for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included.

         KeySpan requests that the Commission modify the authorizations in the Financing Order regarding the Financing Subsidiaries to clarify the following: (i) with respect to item 1 above, authorization for such Financing Subsidiaries to issue preferred stock or other securities that are convertible into or exchangeable for KeySpan common stock (ii) with respect to item 2(a) above, KeySpan, in addition to its Subsidiaries, has authority to issue debentures or other evidences of indebtedness to a Financing Subsidiary in return for the proceeds of the financing; (iii) with respect to item 2(b) above, KeySpan, in addition to its Subsidiaries, has authority to acquire voting interests or equity securities issued by a Financing Subsidiary to establish any such Subsidiary's ownership of a Financing Subsidiary (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (iv) with respect to item 3 above, KeySpan, in addition to each of the Subsidiaries, is authorized to enter into an expense agreement with its respective Financing Subsidiary, pursuant to which it would agree to pay all expenses of such entity. 23          In addition, as described in Item 1.C.1.c of the Financing Application, the Financing Order authorized KeySpan to issue debt securities under the KeySpan Indenture. In connection with the clarifications requested above regarding KeySpan's actions in connection with Financing Subsidiaries, KeySpan amends Item 1.C.1.c of the Financing Application to add the following and requests authorization therefore: (a) other than in connection with debt securities issued to a Financing Subsidiary, any securities issued either pursuant to an exemption from the registration requirements under the 1933 Act or under the KeySpan Indenture will be unsecured and unsubordinated obligations of KeySpan, and (b) debt securities issued to a Financing Subsidiary may be subordinated debt of KeySpan and may be issued either pursuant to the KeySpan Indenture, a supplemental indenture entered into with a new trustee under the KeySpan Indenture or pursuant to a new indenture that will contain provisions substantially similar to those contained in the KeySpan Indenture. Other than the clarifications and authorizations requested above with respect to Item 1.C.1.c of the Financing Application, the authorization previously granted with regard to Item 1.C.1.c is unchanged.

Item 2.  Fees, Commissions and Expenses
         The fees, commissions and expenses incurred or to be incurred in connection with this application are estimated at $50,000 which are comprised of estimated fees of outside counsel and KeySpan Corporate Services LLC employees to prepare this application.

Item 3.  Applicable Statutory Provisions          Sections 6(a) and 7 of the Act are applicable to the issuance and sale of KeySpan's securities and the sale of securities by the Subsidiaries that are not exempt under Rule 52. Section 12(b) of the Act and Rule 45(a) are applicable to intra-system financings described herein. Sections 9(a)(1) and 10 of the Act are applicable to KeySpan's or any

23 The authorization sought herein with regard to KeySpan's proposed transactions with Financing Subsidiaries is the same as granted in Allegheny Energy, Inc., supra, Holding Co. Act Rel. No. 27486.

Subsidiary's or Intermediate Holding Company's acquisition of the securities permitted hereunder including those of any Financing Subsidiary. Sections 32 and 33 and Rule 53 are applicable to EWG and FUCO investments.

         To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

         The transactions proposed herein are also subject to Rules 53 and 54.24 For the reasons stated in Item 1.B above, KeySpan and its Subsidiaries satisfy the requirements under Rule 53(c) to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

Item 4.  Regulatory Approvals

         The NYPSC has jurisdiction over KED NY, KED LI, KeySpan-Ravenswood, Inc., and KeySpan Generation. KeySpan New York and KeySpan LI are subject to the NYPSC's full jurisdiction as New York utilities. KeySpan-Ravenswood, Inc. and KeySpan Generation are New York utilities but only subject to the NYPSC's lightened regulatory regime. In addition, the wholesale rates KeySpan- Ravenswood, Inc. and KeySpan Generation LLC charge are regulated by the FERC.

         Pursuant to New York Public Service Law ("PSL") section 69, the NYPSC has jurisdiction over the issuance of stocks, bonds, notes or other evidences of indebtedness payable at periods of more than 12 months by utilities subject to its jurisdiction. In addition, PSL Section 110 provides the NYPSC with jurisdiction over the transactions between utilities subject to its jurisdiction and their affiliates and addresses the requirements to file certain affiliate contracts with the NYPSC and to charge prices that do not exceed reasonable costs for those services. Specifically, PSL Section 110.3 requires that management, construction, engineering, or similar contracts with affiliates must be filed with the NYPSC, for notice purposes, before service begins; however, prior NYPSC approval is not required. Furthermore, in NYPSC Case 97-M-0567, the NYPSC also approved a code of conduct for KeySpan which was designed to implement a number of customer protections relating to: (1) affiliate transactions and cost allocation; (2) personnel allocations and transfers; (3) access to books and records; (4) maintenance of the financial integrity; (5) diversion of management attention and potential conflicts of interest; (6) anti-competitive concerns; and (7) maintenance of customer service. Moreover, NYPSC Case 97-M-0567 requires that non-tariffed goods or services provided between a gas utility

24 17 C.F.R.ss.ss.250.53 and 54.

and its affiliate (other than another utility or service company) must be pursuant to a contract, which must be filed, for notice purposes, within 5 days of its execution. Therefore, certain of the transactions contemplated in this Application with respect to KeySpan's New York utilities may require NYPSC prior approval.

         The MDTE has jurisdiction over the issuance of securities by Boston Gas, Colonial Gas, and Essex Gas other than indebtedness with maturities of one year or less. The NHPUC has jurisdiction over the issuance of securities by ENGI, other than indebtedness with maturities of one year or less. In addition, Massachusetts General Laws chapter 164, Section 76A grants the MDTE general supervisory authority over the transactions between the utilities it regulates and their affiliates. The MDTE's regulations, 220 CMR 12.00, set forth "Standards of Conduct for Distribution Companies and Their Affiliates" which describe the type of transactions that may occur between utilities and their affiliates and the pricing of those transactions. Pursuant to Mass. 220 CMR, Section 12.04(4), non-tariffed transactions between gas distribution companies and other affiliates involved in competitive services must be filed annually. Therefore, certain of the transactions contemplated under this Application with respect to the Massachusetts utilities may require prior MDTE approval.
         The NHPUC has general jurisdiction over contracts or arrangements between utilities and affiliated entities where the consideration exceeds $500. All affiliate contracts or arrangements must be filed with the NHPUC, for notice purposes, within ten days of their execution. RSA 366:3. Contracts and arrangements between utilities and affiliated entities are subject to investigation by the NHPUC for reasonableness. RSA 366:5. The NHPUC has jurisdiction over the issuance and sale of utility stock, bonds, notes and other evidence of indebtedness payable in more than 12 months. RSA 369:1, et seq. Pursuant to rules adopted by the NHPUC, New Hampshire utilities must seek approval of the commission to issue or renew short-term notes, bonds or other evidence of indebtedness payable in less than 12 months if the short-term debt exceeds 10% of the utility's net fixed plant. RSA 369:7 and N.H. Admin. R., Puc 507.08 (rule applicable to gas service). Therefore, certain of the transactions contemplated under this Application with respect to ENGI may require prior NHPUC approval.

         Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.  Procedure
         The Commission is respectfully requested to issue and publish the requisite notice under Rule 23, with respect to this application as soon as practicable.

         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of these proposed transactions. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective. KeySpan requests that the Commission issue an supplemental order to the Financing Order approving the modifications requested herein by May 31, 2002.

Item 6.  Exhibits and Financial Statements

A.  Exhibits

         A    None

         B    None

         C    Registration Statement on Form S-3 dated February 14, 2002 (Filed with the Commission in File No. 333-82230 and incorporated by reference herein)

         D    None

         E    None

         F-1    Opinion of Counsel. (To be filed by amendment)

         F-2     Past Tense Opinion of Counsel. (To be filed pursuant to Rule 24)

         G    Form of Federal Register Notice.

B.  Financial Statements

        FS-1   KeySpan Consolidated Balance Sheet as of December 31, 2001. (Incorporated herein by reference to KeySpan’s Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-14161)

        FS-2   KeySpan Consolidated Statement of Income for the twelve (12) months ended December 31, 2001. (Incorporated herein by reference to KeySpan’s Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-14161)

Item 7.         Information as to Environmental Effects

         None of the matters that are the subject of this application involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this application will not result in changes in the operation of KeySpan or its Subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its Subsidiaries by the undersigned officer thereunto duly authorized.

                                        KEYSPAN CORPORATION

                                        ___________/s/_______________
                                        Steven Zelkowitz
                                        Executive Vice President and General
                                        Counsel